SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13E-3
                                 (RULE 13e-100)
                TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
            SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

                                   RULE 13e-3
                              TRANSACTION STATEMENT
           UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
                                 AMENDMENT NO. 3


                        CLOVER COMMUNITY BANKSHARES, INC.
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                                (Name of Issuer)

                        Clover Community Bankshares, Inc.

               Gerald Bolin                        James H. Owen, Jr.
            Charles R. Burrell                      Gwen M. Thompson
              David A. Cyphers                       James C. Young
               Herbert Kirsh
          -----------------------------------------------------------
                      (Names of Person(s) Filing Statement)

                                  COMMON STOCK
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                         (Title of Class of Securities)


--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                GWEN M. THOMPSON
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                        CLOVER COMMUNITY BANKSHARES, INC.
                               124 N. MAIN STREET
                          CLOVER, SOUTH CAROLINA 29710
                                 (803) 222-7660
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Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy To:
                            Katherine M. Koops, Esq.
                              Powell Goldstein LLP
                     One Atlantic Center - Fourteenth Floor
                          1201 West Peachtree Street NW
                             Atlanta, Georgia  30309
                                 (404) 572-6600

     This statement is filed in connection with (check the appropriate box):

     a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
     b. [_] The filing of a registration statement under the Securities Act of 1933.
     c.   [_]  A tender offer.
     d.   [_]  None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [_]

     Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

                            Calculation of Filing Fee
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Transaction valuation*                          Amount of filing fee
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                    $ 1,198,751                             $ 239.75**
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*    For  purposes  of  calculating  the  fee  only. This amount assumes 136,532 shares of common stock of the subject company will be exchanged for 136,532 shares of Series A Preferred Stock of the subject company. Pursuant to Rule 0-11(a)(4), because there is no market for the common stock, the transaction value is based on the book value of the subject company as of September 30, 2005, which was $8.78 per share. The amount of the filing fee equals one-fiftieth of one percent of the aggregate transaction value.

**   Paid with the initial filing of this Schedule 13E-3.

[_]  Check  the  box  if  any  part  of  the  fee  is offset as provided by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:                 Filing Party:

Form or Registration No.:               Date Filed:

        AMENDMENT NO. 3 TO TRANSACTION STATEMENT UNDER SECTION 13(e) OF
          THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER


     This Amendment No. 3 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule") for Clover Community Bankshares, Inc. ("Clover") is being filed solely to report the results of the Rule 13e-3 transaction subject to the
Schedule 13e-3.

     The Articles of Amendment to Clover's Articles of Incorporation providing for the reclassification of shares (the "Reclassification") of Clover's common stock held by shareholders who are the record holders of fewer than 800 shares of common stock into shares of Clover's Series A preferred stock were approved by Clover's shareholders on March 27, 2006 and became effective on March 29, 2006 upon the filing of the Articles of Amendment with the South Carolina Secretary of State. As a result of the Reclassification, 114,485 shares of Clover common stock held by approximately 425 shareholders of record were reclassified to Clover Series A preferred stock, on the basis of one share of Series A preferred stock for each share of common stock. After the Reclassification, the number of outstanding shares of Clover common stock was 866,897 and the number of common shareholders of record was approximately 261. Additionally, after the Reclassification, the number of outstanding shares of Clover Series A preferred stock was 114,485 and the number of Series A shareholders of record was approximately 425. Eleven Clover shareholders exercised statutory dissenters' rights with respect to the Reclassification.


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
                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 13, 2006
                                               CLOVER COMMUNITY BANKSHARES, INC.

                                               By:  /s/ Gerald Bolin
                                                    ----------------------------
                                                    Gerald Bolin
                                                    Chief Operating Officer

                                               OTHER FILING PERSONS:

                                                    /s/ Gerald Bolin
                                               ----------------------------
                                               Gerald Bolin

                                                    *
                                               ----------------------------
                                               Charles R. Burrell

                                                    *
                                               ----------------------------
                                               David A. Cyphers

                                                    *
                                               ----------------------------
                                               Herbert Kirsh

                                                    *
                                               ----------------------------
                                               James H. Owen, Jr.

                                                    *
                                               ----------------------------
                                               Gwen M. Thompson

                                                    *
                                               ----------------------------
                                               James C. Young

                                           *By /s/  Gerald  Bolin
                                               ----------------------------
                                               Gerald Bolin
                                               as attorney-in-fact


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